ArcelorMittal announces changes to Management Committee

Luxembourg, 13 May 2008 – ArcelorMittal today announces new appointments to its Management Committee, following changes to the Group Management Board (GMB) announced on 21 April 2008. Members of the Group Management Board (“GMB”) also sit on the Management Committee.

The new members of the Management Committee are Robrecht Himpe (CEO Flat Europe) and Arnaud Poupart-Lafarge (Africa and CIS).

Two of the current members of the Management Committee, André van den Bossche, in charge of Global Trade Policy, Steel Contact Groups, Mandates and Associations, and Narendra Chaudhary, CEO Africa and CIS, will be retiring in due course. Mr Van den Bossche will continue to serve as a consultant to the CEO. Mr Chaudhary’s responsibilities will be assumed by Mr Poupart Lafarge upon his retirement.

Vijay Bhatnagar remains a member of the Management Committee and will be taking up his new responsibilities as CEO of India.

ArcelorMittal’s new Management Committee structure is as follows:

Bhikam Agarwal Vijay Bhatnagar José Armando Campos Narendra Chaudhary Philippe Darmayan Bernard Fontana Jean-Yves Gilet Pierre Gugliermina Robrecht Himpe

Executive Vice President, Head of Finance

Executive Vice President, CEO India

Executive Vice President, CEO Flat South America

Executive Vice President, CEO Africa and CIS

Executive Vice President, CEO ArcelorMittal Steel Solutions and Services

Executive Vice President, Head of Human Resources

Executive Vice President, CEO Stainless

Executive Vice President, Chief Technology Officer (CTO)

Executive Vice President, CEO Flat Europe

Carlo Panunzi Michael Pfitzner Arnaud Poupart-Lafarge Gerhard Renz Mike Rippey Lou Schorsch Bill Scotting

Executive Vice President, CEO Long Americas

Executive Vice President, Head of Marketing and Commercial Coordination

Executive Vice President, Africa and CIS

Executive Vice President, CEO Long Europe (including Annaba, Bosnia, Ostrava and Sonasid)

Executive Vice President, CEO USA

Executive Vice President, CEO Flat Americas

Executive Vice President, Head of Strategy

Lakshmi Mittal, CEO of ArcelorMittal, commented:

“I believe that we have a first class management team in place. I have every confidence that with this new structure, and with the collective talents of the individuals appointed to these roles, we are truly building a company built to last”.

About ArcelorMittal

ArcelorMittal is the world's largest and most global steel company, with 310,000 employees in more than 60 countries. The company brings together the world's number one and number two steel companies, Arcelor and Mittal Steel.

ArcelorMittal is the leader in all major global markets, including automotive, construction, household appliances and packaging, with leading R&D and technology, as well as sizeable captive supplies of raw materials and outstanding distribution networks. An industrial presence in 28 European, Asian, African and American countries exposes the company to all the key steel markets, from emerging to mature, positions it will be looking to develop in the high-growth Chinese and Indian markets.

ArcelorMittal key financials for 2007 show revenues of USD 105.2 billion, with a crude steel production of 116 million tonnes, representing around 10 per cent of world steel output.

ArcelorMittal is listed on the stock exchanges of New York (MT), Amsterdam (MT), Paris (MTP), Brussels (MTBL), Luxembourg (MT) and on the Spanish stock exchanges of Barcelona, Bilbao, Madrid and Valencia (MTS).

Contact information ArcelorMittal Investor Relations
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Contact information ArcelorMittal Communications E-mail: press@arcelormittal.com Phone: +352 4792 5000
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